Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

CONTRACT CFO AGREEMENT

THIS AGREEMENT made this 1st day of January, 2023 (the “Agreement”);

BETWEEN:

INCUBARA CAPITAL CORP., a company duly incorporated under the laws of the Province of British Columbia, and having its registered office at The King George Building 6TH Floor, 905 W Pender St, in the city of Vancouver, in the Province of British Columbia V6C 1L6

(the “Company”)

AND:

GRWiNC., of [REDACTED]

(“the Contract CFO”).

WHEREAS:

A.Contract CFO has specialized financial skills, experience and knowledge to help the Company with its fully reporting requirements;

B.the Company is desirous of retaining Contract CFO’s services as an Independent Contractor and Contract CFO is desirous of formalizing a new relationship with the Company;

C.the Company is willing to enter into an agreement with the Contract CFO to provide services for the Company, but only upon the terms and condition provided for hereinafter;

NOW THEREFORE, in consideration of the mutual promises set forth below, the sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1.Appointment of the Contract CFO

The Company hereby appoints GRWiNC to be the Contract CFO for the Company

2.Services to be Rendered by GRWiNC

Engagement of the Contract CFO and in connection therewith agrees to perform the following services (the “Services”):

(a)Consult with the Company's Board of Directors, the officers of the Company, and the heads of the Company’s administrative staff, at reasonable times.

(b)The Contract CFO shall be responsible for overseeing all aspects of a company's financial results, especially in preparing the Quarterly interim financial statements and the required preparation work for the year-end audit.

(c)In net, the Contract CFO acts as an external part-time CFO/Controller providing the Company with the tools, systems and support necessary to complete the financial reporting and corporate governance responsibilities of the business.

(d)The Company agrees to retain Contract CFO to provide such services under the terms and conditions set forth herein.

(e)Contract CFO agrees to render all services under this Agreement in a professional and business- like manner and in full accordance with the terms and conditions of this Agreement.

(f)During the term of this Agreement, Contract CFO shall devote his energy, skill and best efforts to promote The Company’s business and affairs and to perform his duties hereunder.

1.Term and Termination

(a)This Agreement shall be in effect (the “Term”) for a term of 12 months from the date of execution of this agreement (the “Effective Date”), unless terminated earlier pursuant to part (b) of this section 4. The Agreement may be renewed after the expiry of the Term upon mutual agreement of the parties.

(b)Subject to part (c) below, prior to the expiry of the Term, both the Contract CFO and the Company shall have the right to terminate this Agreement upon written notice to the other party (“Termination Notice”).

(c)If Termination Notice is given by the Company, the Company shall pay a termination fee (the “Termination Fee”) equal to the number of months remaining in the Term, multiplied by the applicable Work Fee (as defined herein) and the Company shall reimburse The Contract CFO for any out-of-pocket expenses incurred during the portion of the Term prior to termination. If Termination Notice is given by the Contract CFO, no termination fee shall be payable by The Contract CFO to the Company.

(d)Upon termination of this Agreement by either party, The Contract CFO shall leave all records, reports and data pertaining to and belonging to the Company, in an up-to-date and orderly manner and shall not remove any of these records, reports and data from the office of the Company.

(e)If Termination Notice is given before the 15th day of the month, The Contract CFO shall provide the Services if requested by the Company until the last day of the month in which the notice is given.

(f)If Termination Notice is given after the 15th day of the month, the Contract CFO shall provide its services for a minimum of 10 business days immediately following the date of the notice.

2.Consideration for Services

The Company shall pay to the Contract CFO, as consideration for the Services, the following:

(a)Work Fee. The Contract CFO shall receive a non-refundable cash fee of $2,500 (CDN) per month, until such time as the company successfully lists on a securities exchange (a “Listing Event”). Immediately following a Listing Event, the monthly fee will be increased to $3,500 (CDN) per month. The first of such Work Fees shall be payable upon the execution of this Agreement, and subsequent fees shall be payable on the 1st of each month thereafter.

3.Indemnification

The Company shall indemnify and save harmless the Contract CFO from and against any and all actions, claims, suits, demands, losses and/or damages whatsoever which may arise or result from or are caused by the Contract CFO or the Company or anyone associated with or employed by the Contract CFO or the Company in the ordinary scope of employment or the terms of management.

4.Notice

Any notice required to be given to either party by the other hereunder shall be well and sufficiently given if sent by registered mail, electronic mail, postage paid or if delivered to the parties hereto at their respective addresses as first above written. Such notice shall be deemed received, if delivered in person or by electronic mail, when delivered or, if mailed, 48 hours after posting. Either party may change its address for notice by advising the other party in writing.

5.Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, as the case may be.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date and year first above written.

INCUBARA CAPITAL CORP.

By:  "Scott Young"

Name: Scott Young

Title: Director

GRWiNC.

By: "Robert Geoffrey Watson"

Name: Robert Geoffrey Watson

Title: Owner